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                              August 7, 2023

       Michael P. Murphy
       Chief Executive Officer
       Rosecliff Acquisition Corp I
       767 5th Avenue, 34th Floor
       New York, New York 10153

                                                        Re: Rosecliff
Acquisition Corp I
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed July 27, 2023
                                                            File No. 333-271566

       Dear Michael P. Murphy:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Information about RCLF, page 144

   1.                                                   We note your response
to previous comment 9. On page 284 you state:    The Proposed
                                                        Charter adopts   (b)
the federal district courts of the United States as the exclusive forum for the resolution of
any complaint asserting a cause of action arising under the Securities
                                                        Act. or the Exchange
Act; (or other rules and regulations thereunder) and any other claim for which the U.S.
federal courts have exclusive jurisdiction.    On page 295 you state:
                                                           Notwithstanding the
foregoing, the aforementioned provisions of this    Exclusive Forum
                                                        section shall not apply
to claims seeking to enforce any liability or duty created by the
                                                        Securities Act or
Exchange Act, (or other rules and regulations thereunder), or any other claim for which the
federal district courts of the United States of America are the sole and
 Michael P. Murphy
Rosecliff Acquisition Corp I
August 7, 2023
Page 2
         exclusive forum.    Please revise all discussions concerning the forum
selection clause in
         your Proposed Charter to clarify whether the provision does not apply to claims arising under the Securities Act or Exchange Act or whether the federal district courts are the exclusive forum for such claims. Note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

RCLF Managements Discussion and Analysis of Financial Condition and Results of Operations, page 157

2. We note your disclosure on page 157: "On January 22, 2023, we received a written notice
         (the    January Notice   ) from the Listing Qualifications Department
(the    Staff   ) of Nasdaq
         indicating that the Company is not in compliance with Listing Rule 5550(a)(4), due to the
         Company   s failure to meet the minimum 500,000 publicly held shares requirement for the
         Nasdaq Capital Market.... On March 9, 2023, per the January Notice,
the Company
         submitted a plan of compliance to achieve and sustain compliance with all Nasdaq Capital
         Market listing requirements. On May 8, 2023, we received a letter from the Staff of
         Nasdaq stating they accepted the Company   s plan. If the Company does
not complete a
         Business Combination by July 21, 2023, the Staff will provide written notification that the
         Company   s securities will be delisted, which the Company may appeal
the Staff   s
         determination to a Listing Qualifications Panel." Please revise to provide an update on this situation.
Security Ownership of Certain Beneficial Owners and Management of RCLF and the Combined
Company, page 162

3. Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by ELS 1960 Family, L.P., Octopus
         Investments plc and Link Mar (Nominees) Limited on page 163. Refer to
Item 403 of
         Regulation S-K required by Item 6 of Schedule 14A.
Information About Spectral, page 165

4. We note your updated disclosure in response to previous comment 11 and reissue in part.
       In all instances in which you make a claim that is supported by industry literature,
FirstName LastNameMichael P. Murphy
       please provide a citation to the relevant literature. Further, as these resources may not be
Comapany    NameRosecliff
       freely                Acquisition
               accessible to all           Corp I at each source   s first
citation, include language
                                 potential investors,
Augustsummarizing
        7, 2023 Pagethe2 material conclusions of such literature.
FirstName LastName
 Michael P. Murphy
FirstName  LastNameMichael
Rosecliff Acquisition Corp I P. Murphy
Comapany
August     NameRosecliff Acquisition Corp I
       7, 2023
August
Page 3 7, 2023 Page 3
FirstName LastName
Clinical Validation and Regulatory Pathway, page 184

5. We note your response to previous comment 14 and your disclosure added to page 185:
            The exercise of these options are contingent on our achieving certain milestones, such as advancing inner-operability with EHRs and advancing the human validation study.
         Please revise to describe all milestones in detail.
Exhibits

6.       We note that in the introductory paragraph of Reed Smith LLP's Exhibit
8.1 Tax Opinion
         the opinion is "concerning certain U.S. federal income tax considerations." Please have counsel revise the opinion to clarify that this section addresses the material U.S. federal
         income tax considerations as opposed to    certain    U.S. federal
income tax considerations.
         Refer to Section III of Staff Legal Bulletin 19 (October 14, 2011). Additionally, please have counsel revise to clarify the statement that it has "assumed that the Mergers will be consummated in the manner described in the Business Combination Agreement and the
         Registration Statement and that none of the terms and conditions contained therein have been waived or modified in any respect" given, for example, that RCLF and Spectral have waived the requirement in the Business Combination Agreement that RCLF approve and adopt the Equity Incentive Plan to be effective in connection with the Business
         Combination.
7. We note the legend below the Exhibit Index includes a symbol indicating that "[c]ertain of the exhibits and schedules to this Exhibit have been omitted in accordance with
         Regulation S-K Item 601(b)(2)..." but this symbol is not used in the
Exhibit Index. Please
         revise to reconcile and ensure the requirements of Regulation S-K Item 601(b)(2) are met, as applicable.
       You may contact Michael Fay at 202-551-3812 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services
cc:      P. Michelle Gasaway, Esq.